UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

GFL Environmental Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

36168Q104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,357,367

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 35,357,367

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,357,367

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%[1]

12.	Type of Reporting Person (See Instructions) FI

1 Based on 364,726,221 subordinate voting shares (the “Subordinate Voting Shares”) of GFL Environmental Inc. outstanding as of June 30, 2024, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on August 1, 2024.

Item 1.
(a)	Name of Issuer: GFL Environmental Inc
(b)	Address of Issuer’s Principal Executive Offices: 100 New Park Place, Suite 500 Vaughan, Ontario, Canada L4K 0H9

Item 2.
(a)	Name of Person Filing: Ontario Teachers’ Pension Plan Board (“OTPP”)
(b)	Address of Principal Business Office or, if none, Residence: 160 Front Street West, Suite 3200 Toronto, Ontario, M5J 0G4
(c)	Citizenship: OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
(d)	Title of Class of Securities: Subordinate Voting Shares, no par value
(e)	CUSIP Number: 36168Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

35,357,367

The reported securities are owned by OTPP. Each of Mr. Blake Sumler and Mr. Romeo Leemrijse may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the President and Chief Executive Officer of OTPP to such persons, and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of OTPP, each such person expressly disclaims beneficial ownership of such shares.

	(b)	Percent of class: 9.7%[2]
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 35,357,367
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 35,357,367
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

2 Based on 364,726,221 the Subordinate Voting Shares of GFL Environmental Inc. outstanding as of June 30, 2024, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on August 1, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2024

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Jonathan Law
Name: Jonathan Law
Title: Managing Director, Corporate & Investments Compliance